UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30037 / April 18, 2012

_____

In the Matter of   :
                                                                                            :
JEFFERIES EMPLOYEES SPECIAL OPPORTUNITIES   :
      PARTNERS, LLC   :
JEFFERIES SPECIAL OPPORTUNITIES ADVISERS, LLC   :
JEFFERIES & COMPANY, INC.   :
520 Madison Ave.   :
12th Floor   :
New York, NY 10022   :
                                                                                            :
(813-228)   :
                                                                                            :
_____

ORDER UNDER SECTIONS 6(b) AND 6(e) OF THE INVESTMENT COMPANY ACT OF
1940

Jefferies Employees Special Opportunities Partners, LLC, Jefferies Special Opportunities
Advisers, LLC and Jefferies & Company, Inc. filed an application on January 20, 2000, and
amendments to the application on January 6, 2004, October 17, 2008, January 9, 2012, January
11, 2012 and March 16, 2012, requesting an order under sections 6(b) and 6(e) of the Investment
Company Act of 1940 ("Act") granting an exemption from all provisions of the Act, except
sections 9, 17, 30 and 36 through 53, and the rules and regulations under the Act (the "Rules and
Regulations"). With respect to sections 17(a), (d), (f), (g), and (j) of the Act, sections 30(a), (b),
(e), and (h) of the Act and the Rules and Regulations and rule 38a-1 under the Act, applicants
request a limited exemption as set forth in the application. The order exempts a limited liability
company formed for the benefit of eligible employees of Jefferies Group, Inc. and its affiliates
from certain provisions of the Act. The limited liability company is an "employees' securities
company" within the meaning of section 2(a)(13) of the Act.

On March 23, 2012, a notice of the filing of the application was issued (Investment Company Act
Release No. 30007). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors.

Accordingly,

IT IS ORDERED, under sections 6(b) and 6(e) of the Act, that the exemption requested by Jefferies Employees Special Opportunities Partners, LLC, Jefferies Special Opportunities Advisers, LLC and Jefferies & Company, Inc. (File No. 813-228), is granted, effective immediately, subject to the conditions in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary